UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 7)

51job, Inc.

(Name of Issuer)

Common Shares, par value US$0.0001 per share**

American Depositary Shares, each representing one Common Share

(Title of Class of Securities)

316827104***

(CUSIP Number)

Rick Yan

Building 3

No. 1387, Zhang Dong Road

Shanghai 201203

People’s Republic of China

+86-21-6160-1888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** Not for trading but only in connection with the listing of American depositary shares on the NASDAQ Global Select Market.

*** CUSIP number of the American Depositary Shares, each representing one Common Share.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 316827104

1.		Names of Reporting Persons. Rick Yan
2.		Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☒
3.		SEC Use Only
4.		Source of Funds (See Instructions) OO
5.		Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.		Citizenship or Place of Organization Hong Kong SAR, People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 12,623,264*
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 12,623,264*
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 12,623,264*
12.		Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.		Percent of Class Represented by Amount in Row (11) 18.5%**
14.		Type of Reporting Person (See Instructions) IN

*	Consists of: (i) 11,315,815 common shares and 544,449 common shares in the form of ADSs (as defined below) held by RY Holdings (as defined below); (ii) 20,000 common shares in the form of ADSs held by the Reporting Person (as defined below); and (iii) 743,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.
**	Percentage calculated based on 68,180,209 common shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 common shares outstanding as of June 21, 2021, as set forth in the Merger Agreement (as defined below); and (ii) 743,000 common shares in the form of ADSs issuable to the Reporting Person upon the exercise of vested options within 60 days after the date hereof. See Item 5.

This Amendment No. 7 (this “Amendment”) amends and supplements the Statement on Schedule 13D filed by Rick Yan (“Mr. Yan” or the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on September 15, 2006 (the “Original Schedule”) as amended by Amendments No. 1 through 6 (the Original Schedule as so amended, the “Schedule 13D”) with respect to common shares, par value $0.0001 per share (“Common Shares”), of 51job, Inc. (the “Issuer”), including Common Shares represented by American depositary shares (“ADSs”), each ADS representing one Common Share. All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented by adding the following:

The descriptions of the Merger Agreement (as defined below), the Acquisition Debt Commitment Letter (as defined below), the RY Debt Commitment Letter (as defined below), the Equity Commitment Letters (as defined below), the Support Agreements (as defined below), the Interim Investors Agreement (as defined below), and the RY Limited Guarantee (as defined below) are incorporated by reference in this Item 3.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On June 21, 2021, the Issuer entered into an agreement and plan of merger, dated as of June 21, 2021 (the “Merger Agreement”), with Garnet Faith Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands (“Merger Sub”). Pursuant to the Merger Agreement, and subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer continuing as the surviving company (the “Surviving Company”). Under the terms of the Merger Agreement, each Common Share and each ADS issued and outstanding immediately prior to the effective time of the Merger will be cancelled in consideration for the right to receive US$79.05 per Common Share or US$79.05 per ADS, in each case, in cash, without interest and net of any applicable withholding taxes, except for (a) the Common Shares (including Common Shares represented by ADSs) held by Mr. Yan, RY Holdings Inc., a British Virgin Islands company wholly owned by Mr. Yan (“RY Holdings”), RY Elevate Inc., a British Virgin Islands company wholly owned by RY Holdings (“RY Elevate” and, together with RY Holdings, the “RY Entities”), Kathleen Chien, LLW Holding Ltd., and Recruit Holdings Co., Ltd. (“Recruit”) (collectively, the “Continuing Shareholders”), which will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption following the Merger, (b) Common Shares (including Common Shares represented by ADSs) owned by the Issuer or any of its subsidiaries and any Common Shares (including ADSs corresponding to such Common Shares) held by the depositary for the ADSs and reserved for future issuance pursuant to the Issuer’s share option and share incentive plans, which will be cancelled without payment of any consideration therefor, and (c) Common Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the Merger pursuant to Section 238 of the Companies Act of the Cayman Islands, which will be cancelled at the effective time of the Merger and will entitle the former holders thereof to receive the fair value thereon determined in accordance with the provisions of Section 238 of the Companies Act of the Cayman Islands.

If the Merger is consummated, the ADSs will be delisted from the NASDAQ Global Select Market, the Issuer’s obligations to file periodic reports under the Exchange Act will be terminated, and the Issuer will be privately held by the Continuing Shareholders and the Equity Investors (as defined below) or their respective affiliates.

It is anticipated that approximately US$2.84 billion will be expended to complete the Merger. This amount includes (a) the estimated funds required to (i) purchase the outstanding Common Shares (including Common Shares represented by ADSs) not owned by the Continuing Shareholders at a purchase price of US$79.05 per Common Share or US$79.05 per ADS, and (ii) settle outstanding options in accordance with the terms of the Merger Agreement, and (b) the estimated transaction costs associated with the transactions contemplated by the Merger Agreement (the “Transactions”).

The Transactions will be funded through a combination of (i) the proceeds from a committed senior term loan facility and two committed offshore cash bridge facilities contemplated by a debt commitment letter dated June 21, 2021 (the “Acquisition Debt Commitment Letter”) by and among Merger Sub, China Merchants Bank Co., Ltd. Shanghai Branch (“CMB”) and Shanghai Pudong Development Bank Co., Ltd. Shanghai Branch (together with CMB, the “Arrangers and Underwriters”), (ii) cash contributions contemplated by equity commitment letters, each dated as of June 21, 2021 (the “Equity Commitment Letters”), by and between Merger Sub and each of DCP Capital Partners II, L.P., Ocean Link Partners II, L.P., the RY Entities and 51 Elevate Limited, a British Virgin Islands company wholly owned by Mr. Yan (“51 Elevate”), or their respective affiliates (collectively, the “Equity Investors”), (iii) cash in the Issuer and its subsidiaries, and (iv) the Common Shares held by the Continuing Shareholders, which will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption following the Merger. Under the terms and subject to the conditions of the Acquisition Debt Commitment Letter, the Arrangers and Underwriters have committed to arrange and underwrite a senior term loan facility of US$500,000,000 (or equivalent in RMB), a US$1,100,000,000 (or equivalent in RMB) offshore cash bridge facility and a US$225,000,000 (or equivalent in RMB) offshore cash bridge facility to Merger Sub to fund the purchase price and related transaction costs of the Merger.

Under the terms and subject to the conditions of the Equity Commitment Letter delivered by the RY Entities (the “RY Equity Commitment Letter”), the RY Entities will provide, or cause to be provided, equity financing to Merger Sub in an amount of US$264,951,277.07 in connection with the Transactions. In connection with the delivery of the RY Equity Commitment Letter, RY Elevate entered into a debt commitment letter dated June 21, 2021 (the “RY Debt Commitment Letter”) with CMB. Under the terms and subject to the conditions of the RY Debt Commitment Letter, CMB has committed to arrange and underwrite a loan facility of US$450,000,000 to RY Elevate to fund the equity contribution contemplated by the RY Equity Commitment Letter.

Under the terms and subject to the conditions of the Equity Commitment Letter delivered by 51 Elevate (the “51 Elevate Equity Commitment Letter”), 51 Elevate will provide, or cause to be provided, equity financing to Merger Sub in an amount of US$5,533,500.00 in connection with the Transactions.

Concurrently with the execution of the Merger Agreement, (i) Merger Sub, Mr. Yan, RY Holdings, RY Elevate, Kathleen Chien and LLW Holding Ltd. entered into a support agreement, dated as of June 21, 2021 (the “Management Support Agreement”), and (ii) Merger Sub, Recruit, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate entered into a support agreement, dated as of June 21, 2021 (the “Recruit Support Agreement” and, together with the Management Support Agreement, the “Support Agreements”). Pursuant to the Support Agreements, the Continuing Shareholders have agreed, among other things, to vote all Common Shares (including Common Shares represented by ADSs) owned directly or indirectly by them in favor of the authorization and approval of the Merger Agreement and the Transactions, including the Merger (and against any alternative transaction). The Continuing Shareholders also agreed to receive no cash consideration for their Common Shares, which will not be cancelled in the Merger and will remain outstanding and continue to exist without interruption following the Merger. In addition, Mr. Yan and RY Holdings agreed to transfer all of their Common Shares (including Common Shares represented by ADSs) to RY Elevate prior to the Effective Time. The Support Agreements also contemplate that (i) following the Effective Time, the Surviving Company will repurchase the Common Shares held by the Continuing Shareholders in consideration for the issuance of new class A or class B ordinary shares of the Surviving Company, as applicable, (ii) Recruit will purchase and subscribe for a convertible bond issued by the Surviving Company in consideration for the repurchase by the Surviving Company of an aggregate of 4,292,653 class A ordinary shares of the Surviving Company, and (iii) on the first business day following the Effective Time, Oriental Poppy Limited, Ocean Ascend Limited and RY Elevate will purchase from Recruit an aggregate of 3,268,512 class A ordinary shares of the Surviving Company at the same price of US$79.05 per share paid for Common Shares in the Merger.

Concurrently with the execution of the Merger Agreement, Mr. Yan, RY Holdings, RY Elevate, Recruit, Oriental Poppy Limited, Ocean Ascend Limited, 51 Elevate and Merger Sub entered into an interim investors agreement (the “Interim Investors Agreement”), pursuant to which the parties thereto agreed to certain terms and conditions that will govern the actions of such parties and the relationship among such parties with respect to the Transactions. In connection with the execution of the Interim Investors Agreement, the Initial Consortium Members terminated the Consortium Letter.

Concurrently with the execution of the Merger Agreement, the RY Entities executed and delivered a limited guarantee (the “RY Limited Guarantee”) in favor of the Issuer with respect to a portion of the payment obligations of Merger Sub under the Merger Agreement for the termination fee that may become payable to the Issuer by Merger Sub under certain circumstances and certain costs and expenses, as set forth in the Merger Agreement.

The information disclosed in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Acquisition Debt Commitment Letter, the RY Debt Commitment Letter, the RY Equity Commitment Letter, the 51 Elevate Equity Commitment Letter, the Management Support Agreement, the Recruit Support Agreement, the Interim Investors Agreement and the RY Limited Guarantee, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, 99.7, 99.8 and 99.9, respectively, and which are incorporated herein by reference in their entirety.

Except as set forth in this Item 4, the Reporting Person has no present plans or proposals that relate to, or that would result in, any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time and from time to time, formulate other purposes, plans or proposals regarding the Issuer, or any other actions that could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated as follows:

(a) – (b) The responses of the Reporting Person to Rows 7 through 13 of the cover page of this Amendment are incorporated herein by reference. As of the date hereof, Mr. Yan may be deemed to beneficially own, and have sole voting and dispositive power with respect to, an aggregate of 12,623,264 Common Shares, consisting of: (i) 11,315,815 Common Shares and 544,449 Common Shares in the form of ADSs held by RY Holdings; (ii) 20,000 Common Shares in the form of ADSs held by Mr. Yan; and (iii) 743,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof, collectively representing approximately 18.5% of the 68,180,209 Common Shares deemed to be outstanding with respect to the Reporting Person, which consists of: (i) 67,437,209 Common Shares outstanding as of June 21, 2021 (excluding 8,082,531 Common Shares issued to the Issuer’s depositary and reserved for future issuance pursuant to outstanding options), as set forth in the Merger Agreement; and (ii) 743,000 Common Shares in the form of ADSs issuable to Mr. Yan upon the exercise of vested options within 60 days after the date hereof.

The Reporting Person may be deemed to have formed a “group” with the Continuing Shareholders pursuant to Section 13(d) of the Exchange Act as a result of their actions in respect of the Merger. However, the Reporting Person expressly disclaims beneficial ownership for all purposes of the Common Shares and ADSs beneficially owned (or deemed to be beneficially owned) by the Continuing Shareholders (other than the Common Shares and ADSs owned by the Reporting Person and RY Holdings). The Reporting Person is only responsible for the information contained in the Schedule 13D and this Amendment and assumes no responsibility for information contained in any other Schedule 13D (or any amendment thereto) filed by any Continuing Shareholder (other than the Reporting Person) or any of its affiliates.

(c) Except as disclosed elsewhere in this Amendment or as previously reported in the Schedule 13D, the Reporting Person has not effected any transactions in the Common Shares (including Common Shares in the form of ADSs) during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of Issuer

Item 6 of the Schedule 13D is hereby supplemented by adding the following:

Item 4 of this Amendment is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits

Exhibit 99.1	Merger Agreement, dated June 21, 2021.

Exhibit 99.2	Acquisition Debt Commitment Letter, dated June 21, 2021.

Exhibit 99.3	RY Debt Commitment Letter, dated June 21, 2021.

Exhibit 99.4	RY Equity Commitment Letter, dated June 21, 2021.

Exhibit 99.5	51 Elevate Equity Commitment Letter, dated June 21, 2021.

Exhibit 99.6	Management Support Agreement, dated June 21, 2021.

Exhibit 99.7	Recruit Support Agreement, dated June 21, 2021.

Exhibit 99.8	Interim Investors Agreement, dated June 21, 2021.

Exhibit 99.9	RY Limited Guarantee, dated June 21, 2021.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 22, 2021

Rick Yan

/s/ Rick Yan